FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD FROM 1 JUNE 2002 TO 30 JUNE 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F ___X___ FORM 40-F _______

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES _______ NO ___X___

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-_______________.

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY: DEBJANI JASH

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 4 JULY 2002

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	SALE OF INTERESTS
Released	07:46 17 Jun 2002
Number	3129X

ICI AGREES SALE OF INTERESTS IN HUNTSMAN INTERNATIONAL HOLDINGS

ICI has reached agreement with CSFB Global Opportunities Partners, L.P. for the sale of ICI's interests in Huntsman International Holdings ("HIH"). Net proceeds, before interest, to be received by 15 May 2003 are expected to be circa US$430million (£295million) of which US$160million (£110 million) has been received.

ICI Chief Executive Brendan O'Neill said: "This is a very good deal for ICI and its shareholders. It delivers excellent value overall, enables us to turn part of our investment into cash now and to get the remainder earlier than previously anticipated. It also means we can further focus our attention on building and developing our own businesses within the specialty products and paints markets."

ICI's interests in HIH comprise a holding of subordinated loan notes ("the Notes") in HIH, and an entity called ICI Alta Inc ("ICI Alta"). ICI Alta is a wholly owned subsidiary of ICI which owns ICI's thirty per cent shareholding in HIH ("the Shareholding") and a contract ("the 2001 Contract") for the sale of the Shareholding to Huntsman Specialty Chemicals Corporation ("HSCC"), as announced on December 21, 2001. Under the 2001 Contract, ICI Alta received a pledge from HSCC of thirty per cent of the shares in HIH.

The aggregate gross purchase price payable for the Notes and ICI Alta will be US$440 million (£301 million) before interest. Of this amount, US$160 million (£110 million) has been received. The remaining US$280 million (£191 million) will be payable on 15 May 2003, with the purchaser having the option to pay all or part of the amount due prior to 15 May 2003 by means of instalment payments. Other than the US$160million (£110million) already received, sums due from the purchaser will carry interest from May 2002 to the date of payment.

Ownership of the Notes has been transferred; ownership of ICI Alta will be transferred when the full purchase price has been received.

As security for the outstanding purchase price, the Notes will be pledged back to ICI. This pledge will be released when ICI has received in aggregate at least US$260 million (£178 million) of the total purchase price. When ICI has received at least US$350 million (£240 million) of the total purchase price, ICI will release ICI Alta's existing pledge over twenty one of the thirty percent shareholding in HIH pledged by HSCC to ICI and reduce the amount due from HSCC to ICI Alta under the 2001 Contract by fifty per cent. If no instalment payments are made, the 2001 Contract will remain in place on its existing terms until ICI has been paid the full US$440 million (£301 million).

In the ICI Group's financial statements, HIH has been accounted for as an associate, and as at 31 December 2001, the net book value of the Shareholding and the Notes was £228 million. ICI has not received any dividends from ICI Alta, nor has it received any cash interest on the Notes. The ICI Group results for the twelve months ended 31 December 2001 included a £12 million loss before tax and exceptional items attributable to the Shareholding and £27million interest receivable from the Notes. As a result of today's agreement, ICI will now account for the Notes as sold (with some of the purchase price outstanding) and will treat HIH as an investment, rather than an associate, until ICI has received the purchase price in full. At that time, ICI expects to record a profit after tax on the disposal of circa £55 million.

If the disposal of the Notes and ICI Alta had occurred at the beginning of 2001, the impact on the ICI Group's earnings before exceptional items would have been broadly neutral for the twelve months ended 31 December 2001. If the disposal of the Notes and ICI Alta had occurred at the beginning of 2002, it would have been earnings enhancing for the three months ended 31 March 2002.

The sale of ICI Alta is subject to certain conditions principally relating to regulatory clearances.

Notes to Editors

- HIH (formerly Huntsman ICI) was established when ICI agreed to sell its Polyurethanes, Tioxide and selected Petrochemicals businesses to HIH in 1999. HSCC contributed its US Propylene Oxide and MTBE businesses to HIH at the same time. At that time ICI agreed to retain a stake comprising a 30 per cent shareholding and the Notes for at least 3 years.
- In November 2000 ICI announced it had agreed a put option to sell the Shareholding to HSCC for $365 million plus interest. The agreement was conditional upon a number of approvals and upon ICI selling the Notes. This transaction would have been due for completion around the middle of 2001.
- The transaction was not completed and on October 31, 2001 ICI announced that it had exercised its put option over the Shareholding to HSCC. After a period of negotiation, in December 2001 ICI announced the arrangements under the 2001 Contract for the sale of the Shareholding to HSCC with completion due to take place in the third quarter of 2003. The 2001 Contract did not involve the sale of the Notes.

-ENDS-

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Disposal
Released	09:10 10 Jun 2002
Number	9874W

ICI AGREES TO SELL SECURITY SYSTEMS BUSINESS

ICI has agreed to sell its Security Systems business to Lincolnshire Management, Inc., a private equity investment firm based in New York, USA. The sale represents a further step in ICI's strategy of concentrating on its specialty products and paints businesses.

ICI Security Systems global headquarters are based in Exton, Pennsylvania, USA, with production facilities in Byron, Georgia, USA. Its European headquarters are located in Zaventem, Belgium. The business is a world leader in protecting cash in banks, ATMs, safes and other applications with proprietary security staining systems. It has annual sales of about $30million and employs 135 people who will transfer to Lincolnshire affiliates.

Completion of the agreement is expected during the summer. The value of the transaction is less than one per cent of ICI Group net assets, and ICI will use the proceeds for general corporate purposes.

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Director Shareholding
Released	16:42 19 Jun 2002
Number	4847X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

Mr A BAAN

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF DIRECTOR NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NOT DISCLOSED

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NOT DISCLOSED

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE

7. Number of shares / amount of stock acquired

3791 ORDINARY SHARES OF £1 EACH

8. Percentage of issued class

0.000318%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

ICI ORDINARY SHARES OF £1 EACH

12. Price per share

306P PER SHARE

13. Date of transaction

19 JUNE 2002

14. Date company informed

19 JUNE 2002

15. Total holding following this notification

3791 ICI ORDINARY SHARES OF £1 EACH

16. Total percentage holding of issued class following this notification

0.000318%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-

18. Period during which or date on which exercisable

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22. Total number of shares or debentures over which options held following this notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

ADAM WESTLEY 020 7009 5052

25. Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY, COMPANY SECRETARIAT MANAGER

Date of Notification

19 JUNE 2002

END

Full Text Announcement

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Director Shareholding
Released	16:47 19 Jun 2002
Number	4856X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

MR R N HAYTHORNTHWAITE

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF DIRECTOR NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NOT DISCLOSED

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NOT DISCLOSED

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE

7. Number of shares / amount of stock acquired

3888 ORDINARY SHARES OF £1 EACH

8. Percentage of issued class

0.000326%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

ICI ORDINARY SHARES OF £1 EACH

12. Price per share

306P PER SHARE

13. Date of transaction

19 JUNE 2002

14. Date company informed

19 JUNE 2002

15. Total holding following this notification

6666 ICI ORDINARY SHARES OF £1 EACH

16. Total percentage holding of issued class following this notification

0.00056%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-

18. Period during which or date on which exercisable

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22. Total number of shares or debentures over which options held following this notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

ADAM WESTLEY 020 7009 5052

25. Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY, COMPANY SECRETARIAT MANAGER

Date of Notification

19 JUNE 2002

END